Exhibit 99.3

Report of independent auditor for special purposes Gamee Mobile s.r.o. Accounting period from 1.1 . 2024 to 31.12.2024 Identification of the Company Company: Iden t ification No.: Reg i stered Office: Legal Form : File Number: Gamee Mobile s.r.o. 291 03 746 Rasfnovo nabrezf 71/10 , 128 oo Praha 2 Limited Liability Company C 281545 , Trade Register Court Prague TPA Audit s.r.o. 140 oo Praha 4, Antala Staska 2027/79 Tel. : +420 222 826 311, E - mail : audit@tpa - group .cz, www.tpa - group . cz Offices: 746 01 Opava, Veleslavinova 240/8, Tel.: +420 553 622 565 ID Nr. : 60203480, Municipal court in Prague , insert C.25463 Lic ence Nr. 80 of the Chamber of audito r s of the Czech Republic A l banie I Bulharsko I Cerna Hora I Ceska republika I Chorvatsko I Mad'arsko Polska I Rakousko I Rumunsko I Slovensko I Slovinsko I Srbsko CG bakertilly A Bake r Tilly E urope Alliance m e mb e r

Gamee Mobile s.r.o. The report is for the company's shareholder Auditor's Opinion We have audited the accompanying IFRS standalone reporting of the company Gamee Mobile s . r . o . (further also as the "Company") prepared in accordance with the principles of the International Financial Reporting Standards as adopted by the European Union, that comprise of the Balance Sheet as of 31 . 12 . 2024 , of the Income Statement for the year ended 31 . 12 . 2024 and notes to this IFRS standalone reporting, including a summary of significant accounting policies and other explanatory information . For details of the Company Gamee Mobile s . r . o . refer to Note 1 to the IFRS standalone reporting . In our opinion, the IFRS standalone reporting of the company Gamee Mobile s . r . o . as of 31 . 12 . 2024 and for the year then ended, was prepared correctly, in all material respects, on the basis of the statutory financ i al statements of the company Gamee Mobile s . r . o . for the year ended 31 . 12 . 2024 prepared in accordance with the Czech accounting legislation ("Statutory financial statements"), and reflecting all material differences between the Czech accounting legislation and the International Financial Reporting Standards as adopted by the European Union ("IFRS EU") . Basis for Opinion We conducted our audit in accordance with the international standards on auditing (ISA) . Our responsibilities under these standards are further described in the Auditor's Responsibilities for the Audit of the IFRS standalone reporting section of our report . We are independent of the Company in accordance with these standards valid for audit of this IFRS standalone reporting in the Czech Republic and we have fulfilled our other ethical responsibilities in accordance with these requirements . We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion . Responsibility of the Statutory Director for the IFRS standalone reporting The Statutory Director is responsible for preparation and fair presentation of the IFRS standalone reporting in accordance with accounting principles of IFRS EU and for such internal control as the Statutory Director determines is necessary to enable the preparation of IFRS standalone reporting that is free from material misstatement, whether due to fraud or error . In preparing the IFRS standalone reporting , the Statutory Director is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Statutory Director either intends to liquidate the Company or to cease operations , or has no realistic alternative but to do so . Auditor's Responsibility for the Audit of the IFRS standalone reporting Our objectives are to obtain reasonable assurance about whether the IFRS standalone reporting as a whole is free from material misstatement, whether due to fraud or error , and to issue an auditor's report that includes our opinion . Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists . Misstatements can arise from fraud or error and are considered material if , individually or in the aggregate, they could reasonably be expected to influence th nomic decisions of users taken on the basis of this IFRS standalone reporting . . '=' \ o oprcii, t,' "( : ,' .._'/ � � - - ;._ • .: . · - J;> (), :0 - 0 - :) 0 I,.. t,. q, C) ()' - l �

As part of an audit in accordance with the above law or regulation , we exercise professional judgment and maintain professional skepticism throughout the audit . We also : • Identify and assess the risks of material misstatement of the IFRS standalone reporting, whether due to fraud or error, design and perform audit procedures responsive to those risks , and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion . The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error , as fraud may involve collusion , forgery, intentional omissions , misrepresentations , or the override of internal control . • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances , but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control . • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Statutory Director . • Conclude on the appropriateness of the Statutory Director's use of the going concern basis of accounting and , based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company ' s ability to continue as a going concern . If we conclude that a material uncertainty exists, we are required to draw attention in our auditor ' s report to the related disclosures in the IFRS standalone reporting or , if such disclosures are inadequate , to modify our opinion . Our conclusions are based on the audit evidence obtained up to the date of our auditor ' s report . However , future events or conditions may cause the Company to cease to continue as a going concern . • Evaluate the overall presentation, structure and content of the IFRS standalone reporting , including the disclosures, and whether represent the underlying transactions and events in a manner that achieves fair presentation . We communicate with the Statutory Director regarding , among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit . In Prague, on 20.1.2026 � ClZ � � � t it � ;·· · · ·· ······· f ·· · ·· ·· ·············· Ing. Pavel Prazak Certificate No . 1968 KACR a 2027/79 , Praha 4 cate No. 080 KACR

Gamee Mobile s.r.o. IFRS Standalone Reporting As of and for the year ended 31 December 2024 Doc ID: 4d400fd8e65d3e8886717839b33cdb6a6e361067

Gamee Mobile s.r.o.
Rašínovo nábřeží 71/10, Prague 2
IFRS standalone reporting as of and for the year ended 31 December 2024

CONTENT

A. BALANCE SHEET 3

B. INCOME STATEMENT 4

C. GENERAL INFORMATION 5

1. DESCRIPTION OF THE COMPANY 5
1.1 Description of the company 5
1.2 Members of the statutory bodies 5
1.3 Employees 5
2. ACCOUNTING FRAMEWORK AND GENERAL INFORMATION FOR THE PREPARATION OF THE IFRS STANDALONE REPORTING 5
3. ACCOUNTING POLICIES 6
4. INFORMATION ON RISKS, RISK PROFILE 7
5. ABBREVIATED NOTES TO THE IFRS STANDALONE REPORTING 8
5.1 Non-current assets 8
5.2 Trade and other receivables 8
5.3 Cash and cash equivalents 8
5.4 Current liabilities 8
5.5 Revenues and costs of provided services 8
5.6 Payroll costs 8
5.7 Financial costs and income 8
6. SUBSEQUENT EVENTS 9

TPA Audit s.r.o., číslo oprávnění KAČR 080
tpa

Doc ID: 4d400fd8e65d3e8886717839b33cdb6a6e361067

Gamee Mobile s.r.o.
Rašinovo nábřeží 71/10, Prague 2
IFRS standalone reporting as of and for the year ended 31 December 2024

A. BALANCE SHEET

As of 31 December

In thousands of CZK	Note	2024	2023
Assets			
Non–current receivables		69 414	63 174
Other non-current assets		3 462	4 910
Non-current assets	5.1	**72 876**	**68 084**
Trade receivables	5.2	12 733	17 838
Other receivables and other assets	5.2	3 201	1 937
Cash and cash equivalents	5.3	16 970	8 207
Current assets		**32 904**	**27 982**
Total assets		**105 780**	**96 066**

In thousands of CZK	Note	2024	2023
Equity			
Share capital		471	471
Other capital funds		118 063	118 063
Retained earnings		(33 386)	(42 389)
Total equity		**85 148**	**76 145**
Liabilities			
Lease liability – long -term		1 069	1 881
Non-current liabilities		**1 069**	**1 881**
Advances received		12 278	11 303
Trade payables		4 497	4 327
Lease liability – short-term		782	752
Other liabilities		2 006	1 658
Current liabilities	5.4	**19 563**	**18 040**
Total liabilities		**20 632**	19 921
Total equity and liabilities		**105 780**	**96 066**

TPA Audit s.r.o., číslo oprávnění KAČR 080
tpa

3

Doc ID: 4d400fd8e65d3e8886717839b33cdb6a6e361067

Gamee Mobile s.r.o.
Rašinovo nábřeží 71/10, Prague 2
IFRS standalone reporting as of and for the year ended 31 December 2024

B. INCOME STATEMENT

For the year ended 31 December *In thousands of CZK*	Note	2024	2023
Revenues from services	5.5	73 891	73 810
Other operating revenues		-	797
Total revenues		**73 891**	**74 607**
Costs of provided services	5.5	59 666	61 301
Payroll costs	5.6	8 957	7 400
Other operating costs		1 773	1 842
Operating result		**3 495**	**4 064**
Interest income		947	895
Interest expense		74	105
Other financial expenses – net (cost (+) / income (-))	5.7	5 393	1 279
Financial result		**6 266**	**489**
Profit or loss before tax		**9 761**	**3 575**
Income tax		726	1 723
Net result after tax		**9 035**	**5 298**

TPA Audit s.r.o., číslo oprávnění KAČR 080
tpa

4

Doc ID: 4d400fd8e65d3e8886717839b33cdb6a6e361067

Gamee Mobile s.r.o.
Rašinovo nábřeží 71/10, Prague 2
IFRS standalone reporting as of and for the year ended 31 December 2024

C. GENERAL INFORMATION

1. DESCRIPTION OF THE COMPANY

1.1 Description of the company

Company:	Gamee Mobile s.r.o. (hereinafter referred to as the "Company")
Identification number:	29103746
Date of Establishment:	The Company was registered into commercial register on 8 July 2010
Registered Office:	Rašínovo nábřeží 71/10, Vyšehrad, 128 00 Praha 2
Legal form:	Limited liability company
Subject of business:	Production, trade and services not listed in Annexes 1 to 3 of the Trade Licensing Act / Providing IT development services.
Trade Register File Nr:	Section C 281545, entry of the Commercial Register kept by the Regional Court in Prague
Country of incorporation:	Czech Republic
Accounting period:	1 January 2024 – 31 December 2024

1.2 Members of the statutory bodies

The Statutory Director during both the current and comparative periods (2024 and 2023) was Robert William Hong-San Yung.

Božena Řežábová was proxy holder in 2023 and until 18 September 2024, Martin Žákovec is proxy holder starting from 18 September 2024.

1.3 Employees

In both 2024 and 2023, the Company had 3 employees (average FTE).

2. ACCOUNTING FRAMEWORK AND GENERAL INFORMATION FOR THE PREPARATION OF THE IFRS STANDALONE REPORTING

The attached IFRS standalone reporting of the Company was prepared in accordance with the accounting principles of the International Financial Reporting Standards (IFRS) as adopted by the EU. It does not represent a full set of financial statements in accordance with IFRS, which would have to contain the required statements and disclosures, however, the Balance Sheet and the Income Statement have been prepared in accordance with the IFRS accounting principles.

The accounting period for 2024 is the period of twelve months from 1 January 2024 to 31 December 2024.

This IFRS reporting is presented in thousands of CZK (rounded according to generally accepted methods), unless stated otherwise.

The purpose of preparation of this reporting using the IFRS accounting principles is to provide a picture of the assets and liabilities of the Company as per IFRS, as compared to the standalone financial statements prepared using the Czech accounting guidelines, to be used by the current and potential users.

TPA Audit s.r.o., číslo oprávnění KAČR 080 tpa

5

Doc ID: 4d400fd8e65d3e8886717839b33cdb6a6e361067

Gamee Mobile s.r.o. Rašínovo nábřeží 71/10, Prague 2 IFRS standalone reporting as of and for the year ended 31 December 2024 3. ACCOUNTING POLICIES Reporting currency The Company determined CZK as its reporting currency. Business operations in foreign currency The Company records foreign currency transactions at the exchange rate of the date of transaction . Any resulting foreign currency gains or losses are recognised in the income statement of the relevant fiscal year . Utilized foreign currencies are primarily EUR and USD, use and impact of other foreign currencies is not significant . The foreign currency translation of balances in foreign currencies and of business operations (transactions) was done using the exchange rates as of the balance sheet date . The following exchange rates were used : 31.12.2023 31.12.2024 quantity FX rates CZK 22,376 24,237 1 USD 24,725 25,185 1 EUR Receivables and other financial assets Trade receivables from the provision of services, other receivables and other financial assets are measured initially at fair value, and thereafter at amortised cost, applying the effective interest - rate method with deduction for any reduction for impairments . Financial assets In accordance with IFRS 9 , financial assets shall be classified in three categories : (i) measured at amortised cost, (ii) fair value through other comprehensive income (FVOCI) and (iii) fair value through profit or loss (FVTPL) . The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics . As financial instruments measured at amortized cost qualify only those, whose business model gives rise to cash flows that are solely payments of principal and interests . All other financial assets are measured at fair value through profit or loss . Other financial liabilities Other financial liabilities, such as trade payables, are assigned to the category "financial liabilities at amortised cost" (FLAC) and measured upon receipt at fair value, and thereafter at amortised acquisition cost . Impairment In accordance with IAS 36 , the Company performs impairment tests when there are indications that an asset may be impaired . The Company determines the recoverable amount, which is the higher of the fair value less the cost of selling and value in use . If the carrying amount of an asset exceeds the recoverable amount, the difference is recognised as an impairment loss . If there is an indication that the reasons for impairment no longer exist or have decreased, the impairment loss is reversed to the carrying amount of the respective asset . Provisions and contingent liabilities Provisions are recognised if the Company has legal or constructive obligations towards a third party due to a past event and the obligation is likely to lead to an outflow of funds . Such provisions are stated at the value which can be determined by the best possible estimate at the time the financial statements are prepared . 6 Doc ID: 4d400fd8e65d3e8886717839b33cdb6a6e361067

Gamee Mobile s.r.o. Rašínovo nábřeží 71/10, Prague 2 IFRS standalone reporting as of and for the year ended 31 December 2024 Current taxes The income tax expense for the year is calculated from the taxable income using the tax rate enacted and applicable in the Czech Republic . Current income tax assets and liabilities are measured at amounts which are expected to be received from or paid to the respective tax authority . Deferred taxes Deferred taxes are recognized on all temporary differences between the tax values of assets and liabilities and their carrying amount in the financial statements . Deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which it can be utilised . Deferred tax is measured at the enacted tax rates that are expected to apply to the year when the underlying asset or liability will be settled . Operating lease contracts The Company has reported the relevant operating lease agreements in accordance with IFRS 16 . For the reporting of operating lease agreements, the Company has chosen to report only newly concluded contracts after 1 January 2019 in accordance with IFRS 16 . Recognition of revenues Revenues from sale of electric energy are recorded in the period, to which they relate . Contractual incentives are not used . Judgments and estimates When preparing the financial statements, the Group’s management uses judgments and estimates . These judgments and estimates affect the recognition and value of assets, liabilities, income, expenses and the information given in the notes . 4. INFORMATION ON RISKS, RISK PROFILE Credit risk Credit risk is the risk that the counterparty fails to keep their obligations resulting in the financial loss of the Company . The Company primarily minimises this risk by screening its counterparties, whereby currently the Company provides services primarily to reliable related parties . Loans are provided exclusively to companies within the group (related parties) . Total credit risk is represented by the data presented for financial assets (loans and receivables) in the balance sheet . Liquidity risk Liquidity risk is the risk that financial liabilities cannot be settled at the time they are payable . An important aspect in managing of the liquidity risk is to secure necessary cash position to be able to pay the Group’s financial liabilities when they are due . The Company manages its liquidity position by monitoring expected and actual cash inflows and outflows on a regular basis . Further the Company maintains cash and liquid deposits to meet the unexpected liabilities . Currency risk Currency risk is a subset of market risk, when the value of assets and liabilities is denominated in a foreign currency and may be affected by a change in the exchange rate . Concentration risk The Company operates exclusively in the business of IT development in the gaming industry and provides services primarily to related parties within the ANIMOCA group . 7 Doc ID: 4d400fd8e65d3e8886717839b33cdb6a6e361067

Gamee Mobile s.r.o.
Rašinovo nábřeží 71/10, Prague 2
IFRS standalone reporting as of and for the year ended 31 December 2024

5. ABBREVIATED NOTES TO THE IFRS STANDALONE REPORTING

5.1 *Non-current assets*

Non-current assets are primarily represented by an interest-bearing loan provided to a related party amounting to CZK 69,414 ths. (USD 2,864 ths.) as at 31 December 2024 (31 December 2023: CZK 63 174 ths., which equaled to USD 2,823 ths.). The loan bears a market interest rate and therefore the carrying amount approximates the fair value.

Other non-current assets contain right of use for office space of CZK 2 145 ths. (31 December 2023: CZK 2 822 ths.) and deferred tax asset of CZK 997 ths. (31 December 2023: CZK 1 723 ths.) recognized as at 31 December 2024. Deferred tax asset was calculated primarily from accumulated tax losses.

5.2 *Trade and other receivables*

Trade receivables are represented primarily by a related party receivable amounting to CZK 12,708 ths. (USD 524 ths.); (31 December 2023: related party receivable of CZK 17,750 ths.). Trade and other receivables are current assets and are recognised without any necessary valuation adjustments, and as a result the carrying amount reflects their fair value.

5.3 *Cash and cash equivalents*

Cash and cash equivalents are represented primarily by cash in current bank accounts at Komerční banka a.s., denominated in CZK, USD and EUR. Cash and cash equivalents are current assets and are recognised without any necessary valuation adjustments and therefore the carrying amount reflects fair value.

5.4 *Current liabilities*

Current liabilities contain primarily an advance received from a related party for financing the working capital amounting to CZK 12,175 ths. (USD 502 ths.) as of 31 December 2024 (31 December 2023: advance received of CZK 11,303 ths.).

We consider the trade and other liabilities to be current and therefore their book value reflects also their fair value.

Lease liabilities represent a net present value of a liability for rent of office space.

5.5 *Revenues and costs of provided services*

The Company provides IT development services to related parties, where its costs are primarily staff costs provided by external parties. Revenues represent recharge of the Company´s costs +5% mark-up.

5.6 *Payroll costs*

Payroll costs contain primarily management remuneration, including the social and health security charges.

5.7 *Financial costs and income*

In 2024, other financial income represents primarily gain on the revaluation of the interest-bearing loan to a related party (ref.to note 5.1 above) in the amount of CZK 5.3 million (2023: loss on revaluation of the loan of CZK 0.7 million).

TPA Audit s.r.o., číslo oprávnění KAČR 080
tpa

8

Doc ID: 4d400fd8e65d3e8886717839b33cdb6a6e361067

Gamee Mobile s.r.o. Rašínovo nábřeží 71/10, Prague 2 IFRS standalone reporting as of and for the year ended 31 December 2024 6. SUBSEQUENT EVENTS No events that could have a significant impact on the financial position of the Company occurred between the balance sheet date and the date of financial statements approval. 7 June 2025 .………………………………. Martin Žákovec Authorised Representative (Proxy Holder) 9 Doc ID: 4d400fd8e65d3e8886717839b33cdb6a6e361067